SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                                                                                    Commission File Number        001-16385

(Check one)

x  Form 10-K and Form 10-KSB        Form 11-K

  Form 20F                  Form 10-Q and Form 10-QSB        Form N-SAR

For period ended:     September 30, 2002

  Transition Report on Form 10-K and Form 10-KSB

  Transition Report on Form 20-F

  Transition Report on Form 11-K

  Transition Report on Form 10-Q and Form 10-QSB

  Transition Report on Form N-SAR

For the transition period ended: ______________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:                                                                _______

PART I
REGISTRANT INFORMATION

Full name of registrant:     NUI Corporation

Former name if applicable:

Address of principal executive office (Street and number):    550 Route 202-206, P.O. Box 760

City, state and zip code:    Bedminster, New Jersey 07921-0760

PART II
RULE 12-b-25(b) AND (c)

If the subject report could not be field without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

x        (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

x        (b)        The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

         (c)        The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

            State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Because of the recent completion of the Company's reaudit and the related restatement of the Company's fiscal 2000 and 2001 numbers, the Company was not able to complete its review and preparation of its Consolidated Financial Statements and its Annual Report on Form 10-K by December 30, 2002, the required filing date.

PART IV
OTHER INFORMATION

            (1)  Name and telephone number of person to contact in regard to this notification.

Mr. A. Mark Abramovic                                                                   (908) 719-4215                                                  (Name)                                                                            (Area Code)  (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                                          x  Yes         No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                   Yes      x   No

            If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                         NUI Corporation
                                                      (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    December 30, 2002             By   /s A. Mark Abramovic
                                                                 Name:  A. Mark Abramovic
                                                               Title: Sr. Vice President, Chief Operating Officer and
                                                                          Chief Financial Officer

            Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

            Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

            1.         This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

            2.         One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with the Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of the public record in the Commission files.

            3.         A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

            4.         Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

            5.         Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.